November 13, 2009

Via: Facsimile and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: John P. Lucas

Re:

Responses to the Securities and Exchange Commission
Staff Comments dated November 12, 2009, regarding
Timberline Resources Corporation
Registration Statement on Form S-3
Filed October 22, 2009
File No. 333-162631

Ladies and Gentlemen:

Timberline Resources Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the November 12, 2009 letter regarding the above-referenced Form S-3 (File No. 333-162631) for the Company (the “Registration Statement”).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosure in the Registration Statement.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

November 13, 2009

General

Staff Comment No. 1.

We note that you generally file current reports on Form 8-K in connection with significant corporate developments.  However, it appears that you did not file a current report on Form 8-K with respect to your October 2009 announcement regarding your updated calculation of the estimated gold mineralization at Butte Highlands gold project.  Please advise us whether you have changed your approach to announcing significant corporate events.  In addition, please tell us when you completed such updated calculation.

Company Response:

The Company has had a policy of furnishing its press releases to the SEC under Item 7.01 of Form 8-K to take advantage of the safe-harbor for Regulation FD.  The Company evaluates each significant corporate development to determine if a current report on Form 8-K is required or optional pursuant to the instructions of the form.  In the case of the updated calculation of the estimated gold mineralization we determined that an 8-K was optional.  While we normally would furnish to the Commission a current report on Form 8-K under Item 7.01, it was not done in this instance.  Our general policy regarding proper disclosure of significant corporate events has not changed.  We note that the updated calculation of the estimated gold mineralization was announced by the Company pursuant to a broadly disseminated press release and the Company believes that the provisions of Regulation FD were met.  Further, in amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) filed concurrently herewith, we have added a section to the disclosure on the Company to provide updated information on the Company since the filing of the Company’s last quarterly report on Form 10-Q.  The updating of the estimated gold mineralization is an ongoing process.  On October 12, 2009, the Company determined that  there was adequate confidence in the estimate to warrant a press release.

Registration Statement on Form S-3

Documents Incorporated by Reference, page 13

Staff Comment No. 2

Please revise your filing to specifically incorporate be reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your last fiscal year.  See Item 12 of Form S-3.  For example, and without limitation, it appears that Amendment No. 1 to your Annual Report on Form 10-KSB for the fiscal year ended September 30, 2008 should be specifically incorporated by reference into your registration statement.

Company Response:

The Company has complied with this comment and believes the Amended Registration Statement incorporates by reference all required reports.

Signatures, page II-4

Staff Comment No. 3

November 13, 2009

Please certify immediately before the signature line, if true, that you have reasonable grounds to believe that you meet all of the requirements for filing this registration statement of Form S-3.  See “Signatures” section of Form S-3.

Company Response:

The Company has complied with this comment in the Amended Registration Statement.

Exhibit 5.1

Staff Comment No. 4

Each time that you do a takedown of any of these securities, you must file a “clean” opinion of counsel as an exhibit for any securities you are taking down.  Please confirm that you will file the appropriate clean opinions.

Company Response

The Company hereby confirms to the staff of the Commission that the Company will file the appropriate clean opinions each time it does a takedown of any securities.

Staff Comment No. 5

We note that your registration statements relates to shares of common stock up to an aggregate initial public offering price of $30 million.  However, the legal opinion filed as Exhibit 5.1 references a $25 million aggregate initial offering price.  Please obtain and file a revised opinion of counsel that reflects the aggregate initial offering price described in your registration statement.

Company Response

The Company has complied with this comment and the required legal opinion is attached as Exhibit 5.1 to the Amended Registration Statement.

Closing Comments

The Company affirms the aforementioned statements.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

November 13, 2009

If you should have any questions regarding these responses, please do not hesitate to contact our legal counsel, Dorsey & Whitney LLP, attention Jason Brenkert at 303-352-1133.

Sincerely,

Timberline Resources, Inc.

/s/ Randal L. Hardy

Mr. Randal L. Hardy

Chief Executive Officer